Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

7 February 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 27 pages

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of each of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to the disclosure of dealings in shares of Sime Darby Berhad and Hyundai-Berjaya Corporation Berhad pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 - released on 6, 7, 10, 11, 12, 13, 14, 18, 19, 20, 24, 25 and 27 January 2005 respectively.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

NYZ/ncr/ADR

Form Version 2.0

General Announcement

Reference No MM-050106-39665

Submitting Merchant Bank (if applicable)	:	**AmMERCHANT BANK BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**LIN SHUEH FEN**
* Designation	:	**ASSOCIATE DIRECTOR,CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the " **Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 6 January 2005

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.doc

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
4.1.2005	Employees Provident Fund Board (EPF)	Disposal of SDB Shares	110,400	Average price of RM6.15 per Share
5.1.2005	EPF	Disposal of SDB Shares	350,850	Average price of RM6.15 per Share
5.1.2005	EPF	Disposal of SDB Shares	300,000	Average price of RM6.20 per Share
5.1.2005	Martin Giles Manen - Director of SDB	Disposal of SDB Shares	10,000	RM6.15 per Share
5.1.2005	Hong Bee Inn - Person connected to a Director of SDB	Disposal of SDB Shares	1,000	RM6.15 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Form Version 2.0
General Announcement
Submitted by MB_ARAB-MALAYSIAN on 07/01/2005 12:12:34 PM
Reference No MM-050107-39800

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKEOVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the " **Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 7 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE-1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
5.1.2005	Mohd Zaifullizan Abdul Aziz – Director of subsidiary of SDB	Disposal of SDB Shares	12,000	RM6.20 per Share
6.1.2005	Martin Giles Manen – Director of SDB	Disposal of SDB Shares	3,300	RM6.50 per Share
6.1.2005	Yeoh Poh Yew – Senior officer of SDB	Disposal of SDB Shares	5,000	RM6.20 per Share
6.1.2005	Mohamad Shukri Baharom – Senior officer of SDB	Disposal of SDB Shares	10,000	RM6.50 per Share
6.1.2005	Employees Provident Fund Board ("EPF")	Disposal of SDB Shares	169,200	Average price of RM6.5087 per Share
6.1.2005	EPF	Disposal of SDB Shares	500,000	Average price of RM6.50 per Share
6.1.2005	EPF	Disposal of SDB Shares	240,000	Average price of RM6.4083 per Share
6.1.2005	EPF	Disposal of SDB Shares	200,000	Average price of RM6.4475 per Share
6.1.2005	EPF	Disposal of SDB Shares	300,000	Average price of RM6.4566 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Form Version 2.0
General Announcement
Submitted by MB_ARAB-MALAYSIAN on 01/10/2005 12:18:26 PM
Reference No MM-050110-39305

Submitting Merchant Bank (if applicable)	:	AmMERCHANT BANK BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SIME DARBY BERHAD
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	LIN SHUEH FEN
* Designation	:	ASSOCIATE DIRECTOR, CF

* Type : ● Announcement ○ Reply to query

* Subject :
SIME DARBY BERHAD ("SDB")

UNCONDITIONAL TAKEOVER OFFER BY SIME DARBY MOTORS SDN BHD (FORMERLY KNOWN AS SPACE TRACKS SDN BHB) ("SDM"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP
- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or SDM, persons acting in concert with SDB and/or SDM and/or the persons connected to them as set out in Section 32 of the Code (collectively the " **Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 10 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
7.1.2005	Scott William Cameron - Director of a subsidiary of SDB	Disposal of SDB Shares	17,000	RM6.55 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 01/11/2005 12:17:27 PM
Reference No MM-050111-40266

Submitting Merchant Bank (If applicable)	:	AmMERCHANT BANK BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SIME DARBY BERHAD
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	LIN SHUEH FEN
* Designation	:	ASSOCIATE DIRECTOR, CF

* Type : ● Announcement ○ Reply to query

* Subject :

SIME DARBY BERHAD ("SDB")

UNCONDITIONAL TAKEOVER OFFER BY SIME DARBY MOTORS SDN BHD (FORMERLY KNOWN AS SPACE TRACKS SDN BHB) ("SDM"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or SDM, persons acting in concert with SDB and/or SDM and/or the persons connected to them as set out in Section 32 of the Code (collectively the " **Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 11 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
4.1.2005	Saleha Binti Lajim - Person connected to a director of a subsidiary of SDB	Purchase of SDB Shares	1,000	RM6.05 per Share
7.1.2005	Employees Provident Fund Board	Disposal of SDB Shares	342,700	Average price of RM6.60 per Share

Form Version 2.0
General Announcement
Submitted by MB_ARAB-MALAYSIAN on 12/01/2005 12:27:20 PM
Reference No MM-050112-41552

Submitting Merchant Bank (if applicable)	:	**AmMERCHANT BANK BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**LIN SHUEH FEN**
* Designation	:	**ASSOCIATE DIRECTOR, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SIME DARBY BERHAD ("SDB")

UNCONDITIONAL TAKEOVER OFFER BY SIME DARBY MOTORS SDN BHD (FORMERLY KNOWN AS SPACE TRACKS SDN BHB) ("SDM"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP
- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or SDM, persons acting in concert with SDB and/or SDM and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 12 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
11.1.2005	Eng Nominees (Asing) Sdn Bhd and Kim Eng Securities Pte Ltd - for Chan Kong Leong (Director of a subsidiary of SDB)	Acquisition of SDB Shares through the exercise of options under SDB's Employees' Share Option Scheme (ESOS)	18,000	RM5.08 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Form Version 2.0

General Announcement

Reference No MM-050113-39693

	Submitting Merchant Bank (if applicable)	: AmMERCHANT BANK BERHAD
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: SIME DARBY BERHAD
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: LIN SHUEH FEN
*	Designation	: ASSOCIATE DIRECTOR, CF

* Type : ● Announcement ○ Reply to query

* Subject :

SIME DARBY BERHAD ("SDB")

UNCONDITIONAL TAKEOVER OFFER BY SIME DARBY MOTORS SDN BHD (FORMERLY KNOWN AS SPACE TRACKS SDN BHB) ("SDM"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or SDM, persons acting in concert with SDB and/or SDM and/or the persons connected to them as set out in Section 32 of the Code (collectively the " **Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 13 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE-1.doc

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Table 1
Transactions Involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
11.1.2005	James Chapman Sheed - Director of a subsidiary of SDB	Disposal of SDB Shares	44,000	RM6.45 per Share
12.1.2005	Eng Nominees (Asing) Sdn Bhd and Kim Eng Securities Pte Ltd - for Chan Kong Leong (Director of a subsidiary of SDB)	Disposal of SDB Shares	18,000	RM6.50 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 14/01/2005 12:13:37 PM
Reference No MM-050114-38629

Submitting Merchant Bank (if applicable)	:	**AmMERCHANT BANK BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**LIN SHUEH FEN**
* Designation	:	**ASSOCIATE DIRECTOR, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

UNCONDITIONAL TAKEOVER OFFER BY SIME DARBY MOTORS SDN BHD (FORMERLY KNOWN AS SPACE TRACKS SDN BHB) ("SDM"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or SDM, persons acting in concert with SDB and/or SDM and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 14 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE-1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
12.1.2005	Datuk Khatijah Binti Ahmad - Director of SDB	Disposal of SDB Shares	10,000	RM6.60 per Share
14.1.2005	Yeoh Poh Yew - Senior Officer of SDB	Acquisition of SDB Shares through the exercise of options under SDB's Employees' Share Option Scheme (ESOS)	20,000	RM5.08 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 01/18/2005 12:12:46 PM
Reference No MM-050118-39476

Submitting Merchant Bank (If applicable)	:	**AmMERCHANT BANK BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**LIN SHUEH FEN**
* Designation	:	**ASSOCIATE DIRECTOR, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

UNCONDITIONAL TAKEOVER OFFER BY SIME DARBY MOTORS SDN BHD (FORMERLY KNOWN AS SPACE TRACKS SDN BHB) ("SDM"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or SDM, persons acting in concert with SDB and/or SDM and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 18 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE-1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
17.1.2005	Employees Provident Fund Board	Disposal of SDB Shares	223,400	Average price of RM6.45 per Share
17.1.2005	Bumiputera-Commerce Nominees (Tempatan) Sdn Bhd - for Martin Giles Manen (Senior Officer of SDB)	Acquisition of SDB Shares through the exercise of options under SDB's Employees' Share Option Scheme (ESOS)	54,000	RM4.90 per Share
17.1.2005	Bumiputera-Commerce Nominees (Tempatan) Sdn Bhd - for Martin Giles Manen (Senior Officer of SDB)	Acquisition of SDB Shares through the exercise of options under SDB's ESOS	54,000	RM5.08 per Share
17.1.2005	Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd - for Martin Giles Manen (Senior Officer of SDB)	Disposal of SDB Shares	50,000	RM6.40 per Share
17.1.2005	Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd - for Martin Giles Manen (Senior Officer of SDB)	Disposal of SDB Shares	58,000	RM6.45 per Share
17.1.2005	Hong Bee Inn - Person connected to a Senior Officer of SDB	Disposal of SDB Shares	1,200	RM6.40 per Share
17.1.2005	Hong Bee Inn - Person connected to a Senior Officer of SDB	Disposal of SDB Shares	50	RM6.30 per Share
17.1.2005	KAF Nominees (Tempatan) Sdn Bhd - for Tan Sri Abu Talib Bin Othman (Director of SDB)	Disposal of SDB Shares	10,000	RM6.45 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233,
50708 Kuala Lumpur.

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 19/01/2005 12:15:04 PM
Reference No MM-050119-39774

Submitting Merchant Bank (if applicable)	:	**AmMERCHANT BANK BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**LIN SHUEH FEN**
* Designation	:	**ASSOCIATE DIRECTOR, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

UNCONDITIONAL TAKEOVER OFFER BY SIME DARBY MOTORS SDN BHD (FORMERLY KNOWN AS SPACE TRACKS SDN BHB) ("SDM"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or SDM, persons acting in concert with SDB and/or SDM and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 19 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE-1.doc

Table 1
Transactions Involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
18.1.2005	Employees Provident Fund Board (EPF)	Disposal of SDB Shares	500,000	Average price of RM6.5025 per Share
18.1.2005	EPF	Disposal of SDB Shares	300,000	Average price of RM6.525 per Share
18.1.2005	KAF Nominees (Tempatan) Sdn Bhd - for Tan Sri Abu Talib Bin Othman (Director of SDB)	Disposal of SDB Shares	20,000	RM6.50 per Share
18.1.2005	Yeoh Poh Yew - Senior Officer of SDB	Disposal of SDB Shares	5,000	RM6.55 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Form Version 2.0
General Announcement
Submitted by MB_ARAB-MALAYSIAN on 20/01/2005 12:27:51 PM
Reference No MM-050120-40657

Submitting Merchant Bank (if applicable)	:	**AmMERCHANT BANK BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**LIN SHUEH FEN**
* Designation	:	**ASSOCIATE DIRECTOR, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SIME DARBY BERHAD ("SDB")

UNCONDITIONAL TAKEOVER OFFER BY SIME DARBY MOTORS SDN BHD (FORMERLY KNOWN AS SPACE TRACKS SDN BHB) ("SDM"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP
- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or SDM, persons acting in concert with SDB and/or SDM and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 20 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE-1.doc

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
14.1.2005	Dr. David Li Kwok Po - Director of SDB	Purchase of SDB Shares	100,000	RM6.35 per Share
19.1.2005	Employees Provident Fund Board	Disposal of SDB Shares	800,000	Average price of RM6.55 per Share
19.1.2005	Toh Cheng Hui -Director of a subsidiary of SDB	Acquisition of SDB Shares through the exercise of options under SDB's Employees' Share Option Scheme (ESOS)	26,000	RM4.90 per Share
19.1.2005	Toh Cheng Hui -Director of a subsidiary of SDB	Acquisition of SDB Shares through the exercise of options under SDB's ESOS	26,000	RM5.08 per Share
19.1.2005	Mah Siew Leng -Director of a subsidiary of SDB	Acquisition of SDB Shares through the exercise of options under SDB's ESOS	6,000	RM5.08 per Share
19.1.2005	Saleha Binti M. Ramly - Senior Officer of SDB	Acquisition of SDB Shares through the exercise of options under SDB's ESOS	10,000	RM4.90 per Share
19.1.2005	Saleha Binti M. Ramly - Senior Officer of SDB	Acquisition of SDB Shares through the exercise of options under SDB's ESOS	4,000	RM5.08 per Share
19.1.2005	Lee Tuck Onn -Director of a subsidiary of SDB	Acquisition of SDB Shares through the exercise of options under SDB's ESOS	15,000	RM4.90 per Share
19.1.2005	Dato' Mohamed Bin Hj Said -Senior Officer of SDB	Acquisition of SDB Shares through the exercise of options under SDB's ESOS	54,000	RM5.47 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Form Version 2.0
General Announcement
Submitted by MB_ARAB-MALAYSIAN on 01/24/2005 12:11:05 PM
Reference No MM-050124-40451

Submitting Merchant Bank (if applicable)	:	**AmMERCHANT BANK BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**LIN SHUEH FEN**
* Designation	:	**ASSOCIATE DIRECTOR, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

UNCONDITIONAL TAKEOVER OFFER BY SIME DARBY MOTORS SDN BHD (FORMERLY KNOWN AS SPACE TRACKS SDN BHB) ("SDM"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or SDM, persons acting in concert with SDB and/or SDM and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 24 January 2005.

Tables Section - This section is to be used to create and Insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE-1.doc

Table 1
Transactions Involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
20.1.2005	Saleha Binti M. Ramly - Senior Officer of SDB	Disposal of SDB Shares	2,000	RM6.55 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 01/25/2005 12:07:28 PM
Reference No MM-050125-38445

Submitting Merchant Bank (if applicable)	:	**AmMERCHANT BANK BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**LIN SHUEH FEN**
* Designation	:	**ASSOCIATE DIRECTOR, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

UNCONDITIONAL TAKEOVER OFFER BY SIME DARBY MOTORS SDN BHD (FORMERLY KNOWN AS SPACE TRACKS SDN BHB) ("SDM"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or SDM, persons acting in concert with SDB and/or SDM and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 25 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE-1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
20.1.2005	Employees Provident Fund Board (EPF)	Disposal of SDB Shares	501,000	Average price of RM6.55 per Share
20.1.2005	EPF	Disposal of SDB Shares	201,400	Average price of RM6.55 per Share
24.1.2005	EPF	Disposal of SDB Shares	150,000	Average price of RM6.50 per Share
24.1.2005	EPF	Disposal of SDB Shares	200,000	Average price of RM6.50 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 01/27/2005 05:25:13 PM
Reference No MM-050127-41594

Submitting Merchant Bank (if applicable)	:	**AmMERCHANT BANK BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**LIN SHUEH FEN**
* Designation	:	**ASSOCIATE DIRECTOR, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

UNCONDITIONAL TAKEOVER OFFER ("OFFER") BY SIME DARBY MOTORS SDN BHD (FORMERLY KNOWN AS SPACE TRACKS SDN BHB) ("SDM"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN THE SHARES AND WARRANTS OF HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to disclose the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or SDM, persons acting in concert with SDB and/or SDM and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings of the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 27 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE-1.doc

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
24.12.2004	Chong Chee On - Director of a subsidiary of SDB	Acquisition of SDB Shares through the exercise of options under SDB's Employees' Share Option Scheme (ESOS)	26,000	RM4.90 per Share
24.12.2004	Chong Chee On - Director of a subsidiary of SDB	Disposal of SDB Shares	26,000	RM6.00 per Share
24.1.2005	Ang Lip Chor - Director of a subsidiary of SDB	Acquisition of SDB Shares through the exercise of options under SDB's ESOS	20,000	RM4.90 per Share
24.1.2005	Ang Lip Chor - Director of a subsidiary of SDB	Acquisition of SDB Shares through the exercise of options under SDB's ESOS	20,000	RM5.08 per Share
24.1.2005	Ang Lip Chor - Director of a subsidiary of SDB	Acquisition of SDB Shares through the exercise of options under SDB's ESOS	20,000	RM5.47 per Share
25.1.2005	Zulkifli Abdul - Director of a subsidiary of SDB	Acquisition of SDB Shares through the exercise of options under SDB's ESOS	26,000	RM4.90 per Share
26.1.2005	HDM Nominees (Asing) Sdn Bhd - for Lai Sek Kew (Director of a subsidiary of SDB)	Acquisition of SDB Shares through the exercise of options under SDB's ESOS	34,000	RM4.90 per Share
26.1.2005	HDM Nominees (Asing) Sdn Bhd - for Lai Sek Kew (Director of a subsidiary of SDB)	Disposal of SDB Shares	34,000	RM6.35 per Share
26.1.2005	Permodalan Nasional Berhad	Purchase of SDB Shares	500,000	Average price of RM6.40 per Share
26.1.2005	Employees Provident Fund Board (EPF)	Disposal of SDB Shares	553,100	Average price of RM6.40 per Share
26.1.2005	EPF	Disposal of SDB Shares	250,000	Average price of RM6.38 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Transactions involving HBCorp Shares and Warrants

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
17.1.2005	RHB Asset Management Sdn Bhd - for Saleha Binti Lajim (person connected to a Director of a subsidiary of SDB)	Disposal of HBCorp Shares pursuant to acceptance of the Offer	5,000	RM3.60 per Share
17.1.2005	RHB Asset Management Sdn Bhd - for Mohamad Nor Bin Abdul Hamid (Director of a subsidiary of SDB)	Disposal of HBCorp Shares pursuant to acceptance of the Offer	15,000	RM3.60 per Share
18.1.2005	PHEIM Asset Management Sdn Bhd - (for EPF)	Disposal of HBCorp Shares pursuant to acceptance of the Offer	5,745,900	RM3.60 per Share
25.1.2005	EPF	Disposal of HBCorp Shares pursuant to acceptance of the Offer	3,379,300	RM3.60 per Share
26.1.2005	Lee Tuck Onn - Director of a subsidiary of SDB	Disposal of HBCorp Warrants pursuant to acceptance of the Offer	2,000	RM2.60 per Warrant

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur